
June 12, 2023

Garth Hankinson
Chief Financial Officer
Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, New York 14564

      Re: Constellation Brands, Inc.
            Form 10-K for the Fiscal Year Ended February 28, 2022
            Filed April 21, 2022
            File No. 001-08495

Dear Garth Hankinson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing